August 28, 2007
Via EDGAR
Ms. Sharon Blume
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549
Mail Stop 4561
Re:	First Community Bancshares, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007 File No. 0-19297
Dear Ms. Blume:
This letter is provided on behalf of First Community Bancshares, Inc. (“First Community” or the “Company”) in response to your letter of August 17, 2007, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2007.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we have included in this letter in bold the number and description of each of the comments in your letter; our responses thereto follow.
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 42
1.	We note you recorded “cash used in divestitures and acquisitions, net” as a cash outflow, rather than a cash inflow, in the investing section of your Statements of Cash Flows. Please tell us whether you received or paid cash when you sold the Rowlesburg, West Virginia, Drakes Branch, Virginia and Clifton Forge, Virginia branch locations during 2006 and 2005, respectively. If you did not receive cash for the branch sales, please tell us the type(s) of consideration received.
The Company paid cash in the net settlement of all three of the branch sales. In all three cases, the dollar amount of customer deposits assumed by the buyer exceeded the dollar amount of loans sold by the Company. In all the transactions, the Company sold the loans at par to the buyers and transferred the
P.O. Box 989 ☐ One Community Place ☐ Bluefield, VA 24605 ☐ Telephone: 276-326-9000 ☐ Fax: 276-326-9010 ☐ www.fcbinc.com

Ms. Sharon Blume
August 28, 2007

deposits net of a deposit premium paid by the buyer. In the cases of Drakes Branch and Clifton Forge, Virginia, the Company also sold the branch real estate as part of the transactions.
Notes to Consolidated Financial Statements
Note 13 — Derivative Instruments and Hedging Activities, page 70
2.	We note you entered into an interest rate swap in January 2006 to effectively fix the interest rate on a portion of FHLB borrowings and that you account for this hedging relationship as a cash flow hedge under the shortcut provisions of SFAS 133. Please tell us the following so that we may better understand your accounting treatment:
•	the specific terms of the FHLB borrowings, including any upfront fees, conversion, call, or deferral features;

•	the specific terms of the interest rate swap and how those match the terms of the FHLB borrowings;

•	the specific documented risk being hedged; and

•	how you determined this hedging relationship meets each of the conditions in paragraph 68 of SFAS 133 to qualify for use of the shortcut method.
The Company borrowed $50 million in the form of a FHLB advance that settled January 6, 2006. This advance has a final fifteen-year maturity. For the first five years of the advance, the rate adjusts quarterly based on USD-BBA 3-month LIBOR with a two-day look-back period and a New York holiday schedule. The initial rate of the advance was 4.10% and interest payments are due quarterly beginning April 6, 2006, and are calculated on an actual/360 basis. After the initial five years, the FHLB has a one-time option to convert, or “flip”, the advance to a fixed-rate of 4.00%. If the FHLB does not exercise this option, the advance moves to a standard adjustable-rate credit structure. Additionally, if the FHLB does not exercise its conversion option, the Company may prepay the obligation with no penalty only at that date. There were no upfront fees associated with the advance, and it contains no interest deferral provisions.
In order to hedge against the interest rate risk and the associated changes in cash flow resulting from this advance being indexed to 3-month LIBOR, the Company decided to effectively fix the interest rate during the first five years of this advance through the use of a 5-year interest rate swap. The swap is between the Company and SunTrust beginning January 6, 2006, with a notional amount of $50 million. The swap obligates the Company to pay a fixed interest rate of 4.335% and receive interest equal to 3-month LIBOR less 45 basis points on a $50 million notional amount. The variable leg of the contract resets quarterly, based on USD-BBA 3-month LIBOR with a two-day look-back period and a New York holiday schedule, and is settled quarterly beginning April 6, 2006, and ending January 6, 2011. Each settlement entails paying fixed and receiving variable interest on an actual/360 basis.
At the inception of the interest rate swap, the Company concluded the advance is a permissible item to hedge. The associated variability of interest payments present a permissible risk exposure that could affect reported earnings and cash flows. The Company documented its conclusions contemporaneously with the execution of the hedge.
The notional amount of the interest rate swap matches the advance. The interest rate swap had a fair value of zero at the inception of the contract. The formula for computing net settlements under the swap is the same for each of the twenty quarterly settlements. At any time other than the FHLB not exercising its conversion option, the Company may terminate the advance prior to maturity by paying a make-whole

Ms. Sharon Blume
August 28, 2007

payment to the FHLB. The hedging relationship involves a recognized interest-bearing liability and an interest rate swap based on LIBOR, an acceptable benchmark interest rate.
Additionally, the Company designated all interest payments due during the life of the swap as hedged, and did not designate any interest payments beyond the life of the swap as hedged based on this transaction. The life of the interest rate swap ends before the FHLB has the option to convert to a fixed interest rate. The scheduled repricing dates for the FHLB advance and the interest rate swap were the same. There is no floor or cap on the interest rate of the swap.
Based on the above information, the Company determined at inception that it would account for the cash flow hedge under the shortcut accounting method allowed in paragraph 68 of SFAS 133.
Thank you for your consideration of our responses to your comments. If you have any questions, or we can be of further assistance you in the review process, please call me at (276) 326-9000.
Sincerely,
/s/ David D. Brown
David D. Brown
Chief Financial Officer
cc:	Mr. David Irving Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NW Washington, D.C. 20549